                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                             Cheniere Energy, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   16411R109
                                (CUSIP Number)

                               Nick D. Nicholas
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                (713) 226-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 15, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 16411R109                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BSR INVESTMENTS, LTD.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                   NOT APPLICABLE                               (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        BRITISH VIRGIN ISLANDS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              2,768,667
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              2,768,667
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,768,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
        NOT APPLICABLE
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        18.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.003 per share ("Common Stock"), of Cheniere Energy, Inc. (f/k/a BEXY Communications, Inc.), a Delaware corporation ("Cheniere"), having its principal executive offices at Two Allen Center, 1200 Smith Street, Suite 1710, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by BSR Investments, Ltd., a British Virgin Islands corporation ("BSR"), which is engaged principally in the business of private investment. The principal business and office address of BSR is c/o Harney, Westwood & Riegels, Box 71, Craigmuir Chambers, Road Town, Tortola, B.V.I. Nicole Souki is the President, Secretary, Chief Financial Officer and sole director of BSR. Mrs. Souki is a private investor and her principal business address is 97 Avenue Henri Martin, Paris 75016, France. Neither BSR nor Nicole Souki has been, during the last five years (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Nicole Souki is a citizen of France.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     BSR acquired 2,602,000 shares of Common Stock in exchange for 2,602 shares of the common stock of Cheniere Energy Operating Co., Inc. ("Operating"), concurrently with the exchange by the other stockholders of Operating for new shares of Cheniere totaling in aggregate approximately 93% of the then issued and outstanding shares of Common Stock (the "Exchange"), in connection with the reorganization of Cheniere consummated on July 3, 1996 (the "Reorganization") pursuant to and in accordance with a certain Agreement and Plan of Reorganization dated as of April 16, 1996 (the "Reorganization Agreement") among Cheniere, Operating, the stockholders of Operating, including BSR, and Buddy Young.

     The Reorganization Agreement is Exhibit 1 to this Statement. The description of the Reorganization Agreement contained herein is qualified in its entirety by reference to the full text of the Reorganization Agreement which is incorporated herein by reference to such Exhibit 1, and made a part hereof.

     On December 15, 1997 BSR entered into Term Note Agreements with Arabella S.A., a publicly traded Luxembourg company ("Arabella"), and Alba Limited, a privately held Cayman Islands holding company ("Alba"), a Stock Pledge Agreement with Arabella, and a Term Note with Warrants Agreement, as amended, with Cheniere and Cheniere entered into a Securities Purchase

Agreement with Scorpion Energy Partners ("Scorpion"), Arabella and Alba (collectively the "Agreements"). Pursuant to the Agreements, Arabella and Alba made term loans of U.S. $1,900,000 and U.S. $100,000, respectively, to BSR and the proceeds of those loans were restricted to use for, and were duly used as, a term loan of U.S. $2,000,000 from BSR to Cheniere. Each term loan was evidenced by a promissory note executed by the borrowing party and payable to the lending party. BSR granted a security interest in, and pledged and assigned to Arabella, 1,800,000 shares of Common Stock. As additional consideration for the loans, Cheniere issued BSR a warrant to purchase 166,667 shares of Common Stock, Alba a warrant to purchase 25,000 shares of Common Stock, Arabella a warrant to purchase 475,000 shares of Common Stock, and Scorpion 50,000 shares of Common Stock. The exercise price for all warrants is U.S. $2.375 per share.

     The Term Note Agreement between BSR and Arabella is Exhibit 2 to this Statement, the Term Note Agreement between BSR and Alba is Exhibit 3 to this Statement, the Stock Pledge Agreement between BSR and Arabella is Exhibit 4 to this Statement, the Term Note with Warrants Agreement between BSR and Cheniere is Exhibit 5 to this Statement, the First Amendment to the Term Note with Warrants Agreement between BSR and Cheniere is Exhibit 6 to this Statement, and the Securities Purchase Agreement executed by Cheniere, Arabella, Alba, and
Scorpion is Exhibit 7 to this Statement.   The description of the Agreements
contained herein is qualified in its entirety by reference to the full text of the Agreements which are incorporated herein by reference to such Exhibits 2 through 7, and made a part hereof.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The purpose of the transaction to which the original Schedule 13D filed by BSR with the Sexurities and Exchange Commission on July 15, 1996 (the "Original 13D") relates was to obtain control of Cheniere in furtherance of the Reorganization of Cheniere. On July 3, 1996, a special meeting of stockholders of Cheniere was called (the "Special Meeting") to approve the Reorganization, including the divestiture of the then existing television production and health information business of Cheniere, and the Exchange, and, in connection therewith, to amend the certificate of incorporation of Cheniere as follows:

     1. to change the authorized capital stock of Cheniere to a total of 21,000,000 shares, comprised of 20,000,000 shares of Common Stock, par value $.003 per share, and 1,000,000 shares of preferred stock, the rights, powers and preference of which shall be set by resolution of the Board of Directors of Cheniere (the "Board");

     2. to change the name of Cheniere to Cheniere Energy, Inc. from BEXY Communications, Inc.; and

     3. to add a provision limiting the liability of Cheniere's directors and to provide for indemnification of officers and directors of Cheniere to the fullest extent permitted by Delaware law.

     In addition, at the Special Meeting, the stockholders of Cheniere elected three new directors nominated by Operating. Immediately following the consummation of the Reorganization, the Board elected an additional director and elected new executive officers of Cheniere.

     At the time the Original 13D was filed, it was the intention of Cheniere that shares of the newly-authorized class of preferred stock would be issued in connection with corporate finance transactions. However, because of the ability of the Board to set by resolution of the Board, the rights, powers and preferences of the preferred stock, the preferred stock could be utilized as an anti-takeover device, causing potential purchasers of Cheniere's capital stock to incur additional costs and otherwise discourage a potential bidder for the Common Stock.

     BSR acquired the shares of Common Stock reported in the Original 13D with the intent and purpose of acquiring control of Cheniere. At the time the Original 13D was filed, BSR had no intention of either acquiring additional shares or disposing of its shares of Common Stock. Because of the amount of Common Stock owned by BSR at the time the Original 13D was filed, BSR may have been deemed to control Cheniere at that time.

     At the time the Original 13D was filed, BSR did not anticipate that there would be any change in Cheniere's dividend policy with respect to the Common Stock, although, in the event of the issuance of shares of a series of preferred stock, BSR anticipated that dividends would be paid on such series.

     The purpose of the transaction to which this Statement relates was to provide Cheniere with funds to continue its oil and gas exploration activities.

     Neither BSR nor Nicole Souki has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of Cheniere, or the disposition of securities of Cheniere;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cheniere or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Cheniere or any of its subsidiaries;

     (d) Any change in the present Board, including any plans or proposals to change the number of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of Cheniere;

     (f) Any other material change in Cheniere's business or corporate structure;

     (g) Changes in Cheniere's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cheniere by any person;

     (h) Causing a class of securities of Cheniere to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Cheniere becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) BSR owns of record 2,602,000 shares of Common Stock and a presently exercisable warrant to purchase up to 166,667 shares of Common Stock on or before December 31, 2001 at an exercise price of U.S. $2.375 per share. In aggregate, BSR beneficially owns 2,768,667 shares of Common Stock, representing approximately 18.9% of the issued and outstanding shares of Common Stock, based on information provided by Cheniere to BSR that Cheniere presently has 14,457,866 shares of Common Stock issued and outstanding.

          Nicole Souki does not beneficially own any Common Stock (other than in her capacity as an executive officer or director of BSR) and she does not have the right to acquire any Common Stock (other than in her capacity as an executive officer or director of BSR).

     (b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,602,000 shares of the Common Stock referred to in paragraph (a). If BSR were to exercise its warrant to purchase Common Stock with respect to all shares, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 2,768,667 shares of Common Stock.

          Nicole Souki does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in her capacity as an executive officer or director of BSR).

     (c) On December 15, 1997, BSR entered into a Term Note With Warrants Agreement (attached hereto as Exhibit 5) with Cheniere. Pursuant to that agreement, in exchange for a U.S. $2,000,000 term loan to Cheniere from BSR, Cheniere executed a promissory note in the amount of U.S. $2,000,000 payable to BSR and, as additional consideration for the loan, issued BSR a warrant to purchase 166,667 shares of Common Stock. On December 15, 1997, BSR also entered into Term Note Agreements with Arabella and Alba (attached hereto as Exhibit 2 and
          Exhibit 3, respectively) and Cheniere executed a Securities Purchase Agreement with Scorpion, Arabella and Alba (attached hereto as Exhibit
          7). Pursuant to those agreements, Cheniere issued Scorpion 50,000 shares of Common Stock, issued Arabella a warrant to purchase 475,000 shares of Common Stock, and issued Alba a warrant to purchase 25,000 shares of Common Stock as additional consideration for U.S. $1,900,000 and U.S. $100,000 term loans made to BSR by Arabella and Alba, respectively, the proceeds of which were restricted to use as a term loan from BSR to Cheniere. The total number of shares and warrants issued by Cheniere was based on the following formula: 25 shares of Common Stock and warrants to purchase 333 1/3 shares of Common Stock, at an exercise price of U.S. $2.375 per share, for each U.S. $1,000 loaned to Cheniere by BSR.

          Other than such transactions, BSR has not effected any transactions in the Common Stock during the past sixty days. Nicole Souki has not effected any transactions in the Common Stock during the past sixty days.

     (d) Arabella has the right to receive and the power to direct the receipt of certain dividends from, and the proceeds from the sale of, 1,800,000 shares of Common Stock beneficially owned by BSR and pledged as collateral to Arabella pursuant to the Stock Pledge Agreement dated December 15, 1997, and attached hereto as Exhibit 4.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 15, 1997, BSR pledged 1,800,000 shares of Common Stock owned of record by it in favor of Arabella to secure a U.S. $1,900,000 loan made by Arabella to BSR. The loan documentation, inclusive of a Stock Pledge Agreement (attached hereto as Exhibit
4) with respect to such shares of Common Stock, contains standard default provisions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1 Agreement and Plan of Reorganization dated as of April 16, 1996 among Cheniere, Operating, the Stockholders of Operating and Buddy Young referred to in Item 3

     2    Term Note Agreement between BSR and Arabella referred to in Items 3 and 5

     2    Term Note Agreement between BSR and Alba referred to in Items 3 and 5

     3 Stock Pledge Agreement between BSR and Arabella referred to in Items 3, 5 and 6

     4 Term Note with Warrants Agreement between BSR and Cheniere referred to in Items 3 and 5

     5 First Amendment to the Term Note with Warrants Agreement between BSR and Cheniere referred to in Item 3

     6 Securities Purchase Agreement between Cheniere, Scorpion, Arabella and Alba referred to in Items 3 and 5

                           [SIGNATURE PAGE FOLLOWS]

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 5, 1998


                                BSR INVESTMENTS, LTD.


                                /s/ Nicole Souki
                                ---------------------------
                                Nicole Souki
                                President, Secretary and Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

1 Agreement and Plan of Reorganization dated as of April 16, 1996 among Cheniere, Operating, the Stockholders of Operating and Buddy Young (Incorporated by reference to Exhibit B to the definitive proxy statement of Cheniere filed on June 13, 1996).

2          Term Note Agreement between BSR and Arabella dated December 15, 1997

3          Term Note Agreement between BSR and Alba dated December 15, 1997

4          Stock Pledge Agreement between BSR and Arabella dated
           December 15, 1997

5 Term Note with Warrants Agreement between BSR and Cheniere dated December 15, 1997

6 First Amendment to the Term Note with Warrants Agreement between BSR and Cheniere dated December 18, 1997

7 Securities Purchase Agreement executed by Cheniere, Scorpion, Arabella and Alba dated December 15, 1997